UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT:

September 1, 2021

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NEOVOLTA INC.

(Exact Name of Registrant as specified in its charter)

Nevada	82-5299263
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

13651 Danielson Street, Suite A, Poway, CA	92064
(Address of principal executive offices)	(zip code)

(800) 364-5464

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9.  Other Events

NeoVolta Inc. (“we”, “our” or the “Company”), is filing this current report, pursuant to Regulation A. The purpose of this Form 1-U is to report a recent development with respect to a matter disclosed in the Company’s Form 1-U report filed on June 25, 2021.

As disclosed in the above noted Form 1-U report, we were advised by a competitor located in Texas in April 2021 that they believed we were in violation of the terms of a distribution agreement that the competitor has in place with an Asian supplier of a significant component of our products. As a result of this claim, we immediately filed an action for declaratory relief from the competitor’s allegations in state district court in San Diego County, California. In June 2021, the competitor removed the claim to the federal district court for the Southern District of California and filed a counter claim.

Following a period of extensive negotiations which took place in July and August 2021, the Company and the competitor, as well as the Asian supplier of the component to both companies, reached a mutual Settlement and Release Agreement (the “Agreement”) on August 30, 2021 (under the Agreement, the Company, the competitor, and the Asian supplier are collectively referred to as the “Parties”). Pursuant to the Agreement, the Parties agreed to dismiss all claims and defenses asserted against each other and to completely release and forever discharge such claims in this matter. The Parties also agreed that the Company shall have the right to purchase the component from the Asian supplier and to sell it throughout the world.

Further, the Agreement provides for the Company and the Asian supplier to enter into a new five-year exclusive supply agreement pertaining to the significant component. In accordance with the Agreement, the Company and the Asian supplier entered into the initial five-year exclusive supply agreement on August 30, 2021.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVOLTA, INC.

/s/ Steve Bond

Steve Bond

Chief Financial Officer

September 1, 2021